The RBB Fund Trust
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 9, 2024

VIA EDGAR TRANSMISSION

Valerie Lithotomos
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The RBB Fund Trust (the “Trust”) File Nos.: 333-200168 and 811-23011

Dear Ms. Lithotomos:

The purpose of this letter is to respond to the Commission staff’s (the “Staff”) oral comments provided to U.S. Bank Global Fund Services on November 4, 2024 regarding the Trust’s post-effective amendment (“PEA”) No. 45 to its registration statement on Form N-1A. PEA No. 45 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on September 25, 2024. The sole purpose of PEA No. 45 was to register two new series of the Trust: First Eagle Global Equity ETF and First Eagle Overseas Equity ETF (each a “Fund” and together the “Funds”).

The Trust will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA No. 45. The Trust confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Trust.

GENERAL
1. Comment: Please acknowledge that the Trust is responsible for the adequacy and accuracy of the disclosure in the filing.

Response: The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

2. Comment: Please complete any blanks or missing information in PEA No. 45 in the Amended Registration Statement.

Response: The Trust confirms that all blanks or missing information in PEA No. 45 will be completed in the Amended Registration Statement.

PROSPECTUS
Summary Section – Both Funds –  Investment Objective
3. Please delete the phrase “for this section only” in defining the Fund.

Response: The Trust will make the requested change.

Summary Section – Both Funds – Fees and Expenses
4. Comment: Please provide the Staff with the completed Fees and Expenses table and Example.

Response: The Trust will provide the completed fee table and expense examples as shown below in the Amended Registration Statement.

First Eagle Global Equity ETF
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.79%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.79%
Fee Waivers and/or Expense Reimbursement(2)	-0.29%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursement	0.50%

(1) “Other Expenses” are estimated for the current fiscal year.
(2)  First Eagle Investment Management, LLC (the “Adviser”) has contractually agreed to waive and/or reimburse certain fees and expenses so that the total annual fund operating expenses (excluding Acquired Fund Fees and Expenses (“AFFE”), brokerage commissions, extraordinary items, interest or taxes) (“annual operating expenses”) is limited to 0.50% of the Fund’s average daily net assets. These contractual limitations are in effect until December 31, 2025, and may not be terminated prior to that date without the approval of the Board of Trustees (the “Board”) of The RBB Fund Trust (the “Trust”).

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$51	$223

First Eagle Overseas Equity ETF
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.79%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.79%
Fee Waivers and/or Expense Reimbursement(2)	-0.29%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursement	0.50%

(1) “Other Expenses” are estimated for the current fiscal year.
(2)  First Eagle Investment Management, LLC (the “Adviser”) has contractually agreed to waive and/or reimburse certain fees and expenses so that the total annual fund operating expenses (excluding Acquired Fund Fees and Expenses (“AFFE”), brokerage commissions, extraordinary items, interest or taxes) (“annual operating expenses”) is limited to 0.50% of the Fund’s average daily net assets. These contractual limitations are in effect until December 31, 2025, and may not be terminated prior to that date without the approval of the Board of Trustees (the “Board”) of The RBB Fund Trust (the “Trust”).

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$51	$223

5. Comment: Please confirm whether the “Fees and Expenses” table for a Fund should be adjusted to include a line item entry for acquired fund fees and expenses (“AFFE”).

Response: The Trust supplementally confirms that neither Fund anticipates that its investment strategy will result in reportable AFFE meriting a line item in the fee table, and as such no further disclosure is required.

6. Comment: Please supplementally confirm whether either Fund will be subject to an expense limitation agreement.

Response: The Trust supplementally confirms that that each Fund will be subject to an expense limitation agreement, and notes that corresponding disclosure has been added in the response to Comment 4. The Trust will file the related expense limitation agreement as an exhibit.

Summary Section – Both Funds – Principal Investment Strategies
7:	Comment: The last sentence of the first paragraph notes that the Fund may invest in “emerging markets.” Please provide a definition for this term.

Response: The Trust will revise the disclosure and add the following language:

“Emerging Markets include countries in the MSCI Emerging Markets Index or countries that the Adviser considers to be emerging markets based on an evaluation of their level of economic development or the size and experience of their securities markets.”

8. Comment: Please add disclosure about how the Adviser considers which securities to sell.

Response: The Trust acknowledges the Staff’s comment and respectfully notes that the following disclosure is included in the Additional Information about Each Fund’s Principal Investment Strategies section: “The Adviser may sell a stock if the stock has reached a price whereby its risk/reward characteristics are not as favorable, the company’s fundamentals have deteriorated so that the original investment thesis for holding the stock no longer holds, or if a better opportunity has been identified.”

Summary Section – First Eagle Global Equity ETF – Principal Investment Strategies
9. Comment: The second sentence of the first paragraph disclosure states that, under normal market conditions, the Fund will, among other things: “hold securities of issuers located in at least three countries.”  Please confirm that the United States is not one of the three countries that the Fund may be invested in for these purposes and, if that is the case, please revise the relevant disclosure.

Response: The Trust will revise the disclosure as follows (added text underlined):

“…and (2) hold securities of issuers located in at least three countries, not including the United States.”

10. Comment: Please define or explain in plain English the term “margin of safety” as described in the first sentence of the penultimate paragraph.

Response: The Trust will revise the first sentence as follows (added text underlined):

“The investment philosophy and strategy of the Fund can be broadly characterized as a “value” approach, as it seeks a “margin of safety” in each investment purchase. The Adviser  considers the “margin of safety” to be the difference between a company’s market price and the Adviser’s estimate of its intrinsic value, with the goal being to avoid permanent impairment of capital (as opposed to temporary losses in share value relating to shifting investor sentiment or other normal share price volatility).”

11. Comment: Please define or explain in plain English the term “other stresses” as described in the second sentence of the penultimate paragraph.

Response: The Trust will revise the second sentence as follows (added text underlined):

“In particular, a discount to “intrinsic value” is sought even for the best of businesses, with a deeper discount demanded for companies that the Adviser views as under business model, balance sheet, management or other stresses, such as regulatory or geopolitical risks.”

Summary Section – First Eagle Overseas Equity ETF – Principal Investment Strategies
12.    Comment: Please supplementally disclose what is meant by “overseas.”

Response: The Trust notes the definition of “overseas” from the Merriam-Webster dictionary to be “of or relating to movement, transport, or communication over the sea,” or “situated, originating in, or relating to lands beyond the sea.” The Trust notes that “overseas” is used as a synonym for “foreign,” and the Fund’s 80% policy is to invest in “equity and equity-related foreign securities.”

Summary Section – Both Funds – Principal Investment Risks
13. Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Trust is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Trust has considered the Commission’s written guidance on ordering of risks, and the Trust believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of each Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Trust respectfully declines to re-order the risk factors.

14. Comment: Since each Fund will be investing in derivatives, please add a derivatives risk factor.

Response: The Trust supplementally notes that investing in derivatives is not a principal strategy of either Fund, and the “Principal Investment Strategies” of each Fund has been adjusted accordingly. The Trust supplementally notes that a “Derivatives Risk” factor is included in the Item 9 section entitled “Information About Certain Non-Principal Investments and Risks of Each Fund.”

Management of the Funds – Investment Sub-Adviser
15. Comment: Please replace the term “This arrangement” in the beginning of the second sentence, and instead refer to the requested exemptive order.

Response: The Fund will make the requested change.

16. Comment: Please add a statement that there is no guarantee that the Commission will grant the requested exemptive order.

Response: The Fund will make the requested change.

STATEMENT OF ADDITIONAL INFORMATION
Investment Restrictions
17. Comment: In the 6th investment restriction, please supplementally explain why utilities are divided according to their service.

Response: The Trust notes that the Adviser uses similar investment restriction language in other funds that it advises, in another registrant, and similar usage for the Funds helps maintain organizational efficiency by the Adviser.

Management of the Trust
18.	Comment: Please add the phrase “during the past 5 Years” to the column heading entitled “Other Directorships held by Trustee.”

 Response: The Fund will make the requested change.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at edward.paz@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:
Jay Lisowski, First Eagle Investment Management, LLC
Sheelyn Michael, First Eagle Investment Management, LLC
Meredith Larson, First Eagle Investment Management, LLC
Steven Plump, The RBB Fund Trust
Jillian Bosmann, Faegre Drinker Biddle & Reath LLP